

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 13th, 2011

Mr. Ma Cheng Ji
Chief Executive Officer
All American Gold Corporation
338 Kings Road
North Point, Hong Kong

> **Re:** **All American Gold Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed August 12, 2010**
> **Form 10-Q filed October 14, 2010**
> **File No. 000-54008**
> **Form 10-K/A for the Fiscal Year Ended May 31, 2010**
> **Filed January 06, 2011**
> **Form 10-Q/A filed January 06, 2011**
> **File No. 000-54008**
> **Response Letter dated January 06, 2011**

Dear Mr. Ji:

We have reviewed your response letter dated January 6, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the Quarter Ending August 31, 2010 filed January 6th, 2011.

Mineral Property Interests page 9

1.   We note your statement regarding your belief that your property has the potential to have a resource in excess of one million ounces of gold. Please remove all disclosure related to resources and reserves until you have defined a reserve pursuant to the definitions in Section (A) of Industry Guide 7.

2.   We note your disclosure referring to adjacent mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director